ECI Telecom Ltd.

Consolidated Financial Statements as at June 30, 2003
--------------------------------------------------------------------------------


Contents

                                                                       Page


Consolidated Balance Sheets                                              2


Consolidated Statements of Income                                        4


Consolidated Statement of Comprehensive Income                           6


Consolidated Statements of Changes in Shareholders' Equity               7


Consolidated Statements of Cash Flows                                   10


Condensed Notes to the Interim Consolidated Financial Statements        14

The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the six and three month periods ended June 30, 2003

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as at June 30, 2003, and the related interim consolidated statements of income, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the six and three month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are substantially identical to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 7.72% of the total consolidated assets as at June 30, 2003 and whose revenues constitute approximately 5.38% and 4.82% of the consolidated revenues for the six and three month periods then ended, respectively. Furthermore, the data included in the interim financial statements relating to the net asset value of the Company's investments in affiliation and its equity in their operating results, is based on the interim financial statements of such affiliates, for most of them, were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission
Regulation regarding Interim Financial Statements (regulation S-X: Item 210.10-01). Note 10 to the Financial Statements describes the material differences between U.S. and Israeli GAAP as they relate to these financial statements.


Somekh Chaikin
Certified Public Accountants (Isr.)

August 5, 2003


Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------

                                                                                 June 30            June 30        December 31
                                                                                    2003               2002               2002
                                                                          ---------------    ---------------    ---------------
                                                                             (Unaudited)        (Unaudited)          (Audited)
                                                                          ---------------    ---------------    ---------------
                                                                          $ in thousands     $ in thousands     $ in thousands
                                                                          ---------------    ---------------    ---------------
Assets
Current assets
Cash and cash equivalents                                                       211,428            293,291           356,649
Short-term investments                                                           16,806             51,293             6,840
Receivables:
 Trade                                                                          175,597            252,504           207,315
 Other                                                                           24,989             27,389            24,194
Prepaid expenses                                                                  5,144              7,618             4,349
Recoverable costs and estimated
 earnings, not yet billed                                                        15,794              8,750            13,690
Inventories                                                                     137,788            217,959           149,747
Assets - discontinued operation                                                   1,169                  -            20,648
                                                                          ---------------    ---------------    ---------------
Total current assets                                                            588,715            858,804           783,432
                                                                          ---------------    ---------------    ---------------
Long-term bank deposits and receivables, net                                    124,256            173,070           132,173
                                                                          ---------------    ---------------    ---------------
Investments                                                                      37,510             36,419            42,985
                                                                          ---------------    ---------------    ---------------
Property, plant and equipment
Cost                                                                            280,552            313,379           278,159
Less - Accumulated depreciation                                                 152,315            145,603           139,572
                                                                          ---------------    ---------------    ---------------
                                                                                128,237            167,776           138,587
                                                                          ---------------    ---------------    ---------------
Software development costs, net                                                  17,962             23,378            20,082
                                                                          ---------------    ---------------    ---------------
Goodwill and other intangible assets                                             13,656             22,111            21,045
                                                                          ---------------    ---------------    ---------------
Other assets                                                                     10,629             23,474            16,795
                                                                          ---------------    ---------------    ---------------

-----------------------------------------------
Doron Inbar, President, Chief Executive Officer


--------------------------------------------------------------
Giora Bitan, Executive Vice President, Chief Financial Officer


August 5, 2003
                                                                          ---------------    ---------------    ---------------
Total assets                                                                    920,965          1,305,032          1,155,099
                                                                          ===============    ===============    ===============



                                                                                                          ECI Telecom Ltd.

------------------------------------------------------------------------------------------------------------------------------



                                                                                 June 30            June 30        December 31
                                                                                    2003               2002               2002
                                                                          ---------------    ---------------    ---------------
                                                                             (Unaudited)        (Unaudited)          (Audited)
                                                                          ---------------    ---------------    ---------------
                                                                          $ in thousands     $ in thousands     $ in thousands
                                                                          ---------------    ---------------    ---------------

Liabilities and shareholders' equity

Current liabilities

Short-term loan and bank credit                                                  15,000            123,349           230,012
Trade payables                                                                   41,576             48,265            41,221
Other payables and accrued liabilities                                          126,136            163,841           133,826
Liabilities - discontinued operations                                               530                  -            12,148
                                                                          ---------------    ---------------    ---------------
Total current liabilities                                                       183,242            335,455           417,207
                                                                          ---------------    ---------------    ---------------
Long-term liabilities

Loans from banks                                                                 45,000            133,334                 -
Other liabilities                                                                 8,243             10,963             8,379
Liability for employee severance benefits, net                                   28,897             27,531            26,357
                                                                          ---------------    ---------------    ---------------
Total long-term liabilities                                                      82,140            171,828            34,736
                                                                          ---------------    ---------------    ---------------
Total liabilities                                                               265,382            507,283           451,943
                                                                          ---------------    ---------------    ---------------
Minority Interest                                                                48,481             54,705            56,756
                                                                          ---------------    ---------------    ---------------
Shareholders' equity
Share capital                                                                     6,160              6,144             6,152
Capital surplus                                                                 660,261           *657,499           658,425
Accumulated other comprehensive income (loss)                                      (176)              (403)           (1,832)
Retained earnings (deficit)                                                     (59,143)           *79,804           (16,345)
                                                                          ---------------    ---------------    ---------------
Total shareholders' equity                                                      607,102            743,044           646,400
                                                                          ---------------    ---------------    ---------------




                                                                          ---------------    ---------------    ---------------
Total liabilities and shareholders' equity                                      920,965          1,305,032         1,155,099
                                                                          ===============    ===============    ===============

(*)      Reclassified.

The accompanying notes are an integral part of these interim financial statements.



                                                                                                          ECI Telecom Ltd.

Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------------------



                                            Six months ended                    Three months ended                 Year ended
                                            -----------------                   -------------------
                                            June 30            June 30           June 30           June 30        December 31
                                               2003               2002              2003              2002               2002
                                     ---------------    ---------------   ---------------   --------------     ----------------
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     ---------------    ---------------   ---------------   --------------     ----------------
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     ---------------    ---------------    ---------------  --------------     ----------------

Revenues                                   220,283            349,548           101,612           174,139            646,195
Cost of revenues                           134,337            218,035            64,320           106,596            395,223
                                     ---------------    ---------------   ----------------  --------------     ----------------
Gross profit                                85,946            131,513            37,292            67,543            250,972
Research and development
 costs - net                                36,511             48,244            17,459            24,252             90,810
Selling and marketing expenses              44,181             58,438            22,459            29,837            114,835
General and administrative
 expenses                                   31,628             30,037            19,510            15,487             91,563
Amortization of acquisition -
 related intangible assets                   1,233                880               441               440              1,760
Impairment of assets                         6,686                  -             6,686                 -              1,525
Restructuring expenses                       4,441                  -             4,441                 -                  -
                                     ---------------    ---------------   ----------------  --------------     ----------------

Operating loss                             (38,734)            (6,086)          (33,704)           (2,473)           (49,521)
Financial expenses                          (4,920)           (10,554)           (2,078)           (4,342)           (18,375)
Financial income                             3,621             14,621             1,220             7,467             24,564
Other expenses, net                         (4,781)             8,782            (4,547)           (1,699)           (13,297)
                                     ---------------    ---------------   ----------------  --------------     ----------------
Loss from continuing
 operations before taxes on
 income                                    (44,814)             6,763           (39,109)           (1,047)           (56,629)
Taxes on income                             (1,089)            (6,662)             (492)           (2,106)            (8,812)
                                     ---------------    ---------------   ----------------  --------------     ----------------
Loss from continuing
 operations after taxes on
 income                                    (45,903)               101           (39,601)           (3,153)           (65,441)
Company's equity in results of
 investee companies - net                   (1,347)            (1,456)             (286)             (656)            (3,055)
Minority interest in results of
 subsidiaries - net                          8,393             (3,352)            6,164            (1,834)            (6,045)
                                     ---------------    ---------------   ----------------  --------------     ----------------
Loss from continuing
 operations                                (38,857)            (4,707)          (33,723)           (5,643)           (74,541)
Cumulative effect of an
 accounting change, net                          -               (550)                -                 -               (550)
Loss on discontinued
 operations, net                            (3,941)           (54,279)           (1,269)           (1,823)           (80,594)
                                     ---------------    ---------------   ----------------  --------------     ----------------
Loss for the period                        (42,798)           (59,536)          (34,992)           (7,466)          (155,685)

                                     ===============    ===============   ================  ==============     ================

The accompanying notes are an integral part of these interim financial statements.



                                                                                                          ECI Telecom Ltd.

Consolidated Statements of Income (cont'd)
--------------------------------------------------------------------------------------------------------------------------



                                             Six months ended                    Three months ended                  Year ended
                                             ----------------                    ------------------                  ------------
                                             June 30            June 30            June 30           June 30        December 31
                                                2003               2002               2003              2002               2002
                                     ---------------    ---------------    ---------------    --------------     ----------------
                                         (Unaudited)        (Unaudited)        (Unaudited)       (Unaudited)          (Audited)
                                     ---------------    ---------------    ---------------    --------------     ----------------
                                      $ in thousands     $ in thousands     $ in thousands    $ in thousands     $ in thousands
                                     ---------------    ---------------    ---------------    --------------     ----------------

Loss per share

Basic and diluted loss per
 share:

Continuing operations                         (0.36)             (0.05)             (0.31)            (0.05)             (0.71)

Cumulative effect of an
 accounting change, net                           -              (0.01)                 -                 -              (0.01)
Discontinued operations                       (0.04)             (0.51)             (0.01)            (0.02)             (0.76)
                                     ---------------    ---------------    ---------------  --------------     ----------------
                                              (0.40)             (0.57)             (0.32)            (0.07)             (1.48)
                                     ===============    ===============   ================  ==============     ================

Weighted average number
 of shares outstanding used
 to compute basic earnings
 per share - in thousands                   107,689            103,727            107,792           106,953            105,512
                                     ===============    ===============   ================  ==============     ================





















The accompanying notes are an integral part of these interim financial statements.



                                                                                                          ECI Telecom Ltd.

Consolidated Statement of Comprehensive Income
--------------------------------------------------------------------------------------------------------------------------


                                             Six months ended                    Three months ended                  Year ended
                                             ----------------                    ------------------                  ----------
                                             June 30            June 30            June 30           June 30        December 31
                                                2003               2002               2003              2002               2002
                                      ---------------    ---------------   ---------------   --------------      ----------------
                                         (Unaudited)        (Unaudited)        (Unaudited)       (Unaudited)          (Audited)
                                      ---------------    ---------------   ---------------    --------------     ----------------
                                      $ in thousands     $ in thousands     $ in thousands    $ in thousands     $ in thousands
                                      ---------------    ---------------   ---------------    --------------     ----------------

Loss for the period                         (42,798)           (59,536)           (34,992)           (7,466)          (155,685)

Other comprehensive
 income (loss):

Unrealized gains (losses)
 from changes in the
 fair value of financial
 instruments                                  1,656             (2,072)               292            (2,504)            (3,632)

Unrealized holding gains
 (losses) on available for
 sale securities arising
 during the period, net                           -               (131)               (10)              157                  -
                                      ---------------    ---------------   ---------------    --------------     ----------------
Total other comprehensive
 income (loss)                                1,656             (2,203)               282            (2,347)            (3,632)
                                      ---------------    ---------------   ---------------    --------------     ----------------
Comprehensive loss                          (41,142)           (61,739)           (34,710)           (9,813)          (159,317)
                                      ===============    ===============   ================   ==============     ================





The accompanying notes are an integral part of these interim financial statements.




                                                                                                          ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus   income (loss)
                                                                      ---------     -----------      ---------   -------------
                                                                                       $ in thousands except share amounts
                                                                      --------------------------------------------------------

Balance at January 1, 2003 (audited)                              107,512,612           6,152        658,425          (1,832)

Unaudited

Net loss for the six months ended June 30, 2003                              -               -              -               -
Share issuance to employees                                            424,633               8            647               -
Amortization of deferred compensation expenses                               -               -          1,189               -
Net unrealized loss on financial instruments                                 -               -              -           1,656
                                                                   -----------     -----------     ----------       ----------
Balance at June 30, 2003                                           107,937,245           6,160        660,261            (176)
                                                                   ===========     ===========     ==========       ==========

 Balance at January 1, 2002 (audited)                               93,573,549           5,873        656,614           1,800

Unaudited

Net loss for the six months ended June 30, 2002                              -               -              -               -
Share issuance, net                                                 13,160,000             263              -               -
Share issuance to employees                                            334,652               8          1,050               -
Net unrealized loss on available for sale securities                         -               -              -            (131)
Amortization of deferred compensation expenses                               -               -           (165)              -
Net unrealized loss on financial instruments                                 -               -              -          (2,072)
                                                                   -----------     -----------     ----------       ----------
Balance at June 30, 2002                                           107,068,201           6,144        657,499            (403)
                                                                   ===========     ===========     ==========       ==========

*  Reclassified

The accompanying notes are an integral part of these interim financial statements.




                                                                                                          ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------------------------------------------------




                                                                               Retained                             Total
                                                                               earnings        Treasury     shareholders'
                                                                              (deficit)           stock            equity
                                                                         --------------     -----------     -------------
                                                                                       $ in thousands except share amounts
                                                                      --------------------------------------------------------



Balance at January 1, 2003 (audited)                                       (16,345)                  -             646,400

Unaudited

Net loss for the six months ended June 30, 2003                            (42,798)                  -            (42,798)
Share issuance to employees                                                     -                    -                 655
Amortization of deferred compensation expenses                                  -                    -               1,189
Net unrealized loss on financial instruments                                    -                    -               1,656
                                                                        -----------        -----------          ----------
Balance at June 30, 2003                                                   (59,143)                  -             607,102
                                                                        ===========        ===========          ==========

Balance at January 1, 2002 (audited)                                       173,567             (82,998)            754,856

Unaudited

Net loss for the six months ended June 30, 2002                            (59,536)                  -             (59,536)
Share issuance, net                                                       *(34,227)             82,998              49,034
Share issuance to employees                                                       -                  -               1,058
Net unrealized loss on available for sale securities                              -                  -                (131)
Amortization of deferred compensation expenses                                    -                  -                (165)
Net unrealized loss on financial instruments                                      -                  -              (2,072)
                                                                        -----------        -----------          -----------
Balance at June 30, 2002                                                     79,804                  -              743,044
                                                                        ===========        ===========          ===========

*  Reclassified

The accompanying notes are an integral part of these interim financial statements.


                                                                                                          ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (con't)
--------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus   income (loss)
                                                                      ---------     -----------      ---------   -------------
                                                                                       $ in thousands except share amounts
                                                                      --------------------------------------------------------
Balance at April 1, 2003 (unaudited)                               107,719,744           6,156        658,756            (458)

Unaudited

Net loss for the three months ended June 30, 2003
Share issuance to employees                                            217,501               4            316
Net unrealized gain on available for sale securities                                                                      (10)
Amortization of deferred compensation expenses                                                          1,189
Net unrealized loss on financial instruments                                                                              292

Balance at June 30, 2003                                           107,937,245           6,160        660,261            (176)

Balance at April 1, 2002 (unaudited)                               106,897,747           6,140        657,202           1,944

Unaudited

Net loss for the three months ended June 30, 2002                            -               -              -               -
Net unrealized gain on available for sale securities                         -               -              -             157
Amortization of deferred compensation expenses                               -               -           (213)              -
Share issuance to employees                                            170,454               4            510               -
Net unrealized loss on financial instruments                                 -               -              -          (2,504)
                                                                   -----------     -----------     ----------       ----------

Balance at June 30, 2002                                           107,068,201           6,144        657,499            (403)
                                                                   ===========     ===========     ==========       ==========


The accompanying notes are an integral part of these interim financial statements.

                                                                                                          ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (con't)
--------------------------------------------------------------------------------------------------------------------------

                                                                               Retained                             Total
                                                                               earnings        Treasury     shareholders'
                                                                              (deficit)           stock            equity
                                                                         --------------     -----------     --------------
                                                                                       $ in thousands except share amounts
                                                                         -------------------------------------------------

Balance at April 1, 2003 (unaudited)                                        (24,151)                 -             640,303

Unaudited

Net loss for the three months ended June 30, 2003                           (34,992)                               (34,992)
Share issuance to employees                                                                                            320
Net unrealized gain on available for sale securities                                                                   (10)
Amortization of deferred compensation expenses                                                                       1,189
Net unrealized loss on financial instruments                                                                           292

Balance at June 30, 2003                                                    (59,143)                 -             607,102


Balance at April 1, 2002 (unaudited)                                         87,270                  -             752,556

Unaudited

Net loss for the three months ended June 30, 2002                            (7,466)                 -              (7,466)
Net unrealized gain on available for sale securities                              -                  -                 157
Amortization of deferred compensation expenses                                    -                  -                (213)
Share issuance to employees                                                       -                  -                 514
Net unrealized loss on financial instruments                                      -                  -              (2,504)

                                                                        -----------        -----------          -----------
Balance at June 30, 2002                                                     79,804                  -             743,044
                                                                        ===========        ===========          ===========


The accompanying notes are an integral part of these interim financial statements.

                                                                                                          ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (con't)
--------------------------------------------------------------------------------------------------------------------------
$ in thousands except share amounts

                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus   income (loss)
                                                                      ---------     -----------      ---------   -------------
Balance at January 1, 2002                                        93,573,549           5,873         656,614           1,800

Changes during 2002
Net loss for the year ended December 31, 2002                              -               -               -               -
Share issuance, net                                               13,160,000             263               -               -
Share issuance to employees and others                               779,063              16           1,960               -
Amortization of deferred compensation expenses                             -               -            (149)              -
Net unrealized loss on financial instruments                               -               -               -          (3,632)
                                                                  ------------     ---------       ---------        ---------
Balance at December 31, 2002                                      107,512,612          6,152         658,425          (1,832)
                                                                 ============      =========       =========        =========

                                                                                                          ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (con't)
--------------------------------------------------------------------------------------------------------------------------
$ in thousands except share amounts

                                                                               Retained                             Total
                                                                               earnings        Treasury     shareholders'
                                                                              (deficit)           stock            equity
                                                                         --------------     -----------     -------------


Balance at January 1, 2002                                                      173,567         (82,998)        754,856

Changes during 2002
Net loss for the year ended December 31, 2002                                  (155,685)              -        (155,685)
Share issuance, net                                                             (34,227)         82,998          49,034
Share issuance to employees and others                                                -               -           1,976
Amortization of deferred compensation expenses                                        -               -            (149)
Net unrealized loss on financial instruments                                          -               -          (3,632)
                                                                            -----------     -----------      -----------

Balance at December 31, 2002                                                    (16,345)              -         646,400
                                                                            ===========    ============      ===========


The accompanying notes are an integral part of these interim financial statements.



                                                                                                          ECI Telecom Ltd.

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------------------------------------------------


                                            Six months ended                    Three months ended                 Year ended
                                     ---------------------------------    --------------------------------     --------------
                                            June 30            June 30           June 30           June 30        December 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------


Cash flows for operating
activities

Loss for the period                        (42,798)           (59,536)          (34,992)           (7,466)          (155,685)

Adjustments to reconcile loss to
 cash provided by operating
 activities:

Depreciation and amortization               21,559             28,254            10,250            13,909             56,451
Cumulative effect of an
 accounting change, net                          -             37,196                 -                 -                550
Amortization of deferred
 compensation (including
 subsidiaries)                               1,189                174             1,189               (60)                81
Loss (gain) on sale of property
 and equipment                                 372              2,675               224             1,284              3,936
Impairment of assets                         6,686             15,835             6,686                 -              1,525
Capital loss (gain), net                     4,762            (10,806)            3,944               500              8,738
Impairment from disposal of
 discontinued operations                       220                  -               220                  -                 -
Other - net (mainly deferred                 6,650               (866)            6,447            (2,329)             6,039
taxes)
Company's equity in results of
 investee companies                          1,347              1,456               286               656              3,055
Minority interest in net results
 of subsidiaries                            (8,393)             3,352            (6,164)            1,834              6,045
Decrease (increase) in short-term
 investments                                   (52)               672                (1)              611                852
Decrease (increase) in trade
 receivables (including
non-current
 maturities of bank deposits and
 trade  receivables)                        48,602             56,117            32,434            11,895            112,056
Decrease in other receivables                  113             26,425            (2,653)            9,805             30,170
Decrease (increase) in prepaid
 expenses                                     (843)             2,221               665             5,268              4,501
Decrease (increase) in
recoverable
 costs and estimated earnings -
 not yet billed                             (2,104)            12,751            (2,280)            4,739             19,540
Decrease in inventories -
 including one-time write-off               11,900             56,681             6,296            24,817            113,056
Increase (decrease) in trade                  (696)           (31,511)           (7,591)            3,858            (35,217)
payables
Increase (decrease) in other
payable
 and accrued liabilities                    (9,362)           (18,318)            1,645           (28,048)           (38,461)
Decrease in other long-term
 liabilities                                  (136)              (610)              (30)             (284)            (3,194)
Increase (decrease) in liability
 for employee severance benefits             2,640               (807)            3,295              (185)            (2,081)
Cumulative effect on an
accounting
 change on discontinuing                         -                  -                 -                 -             36,646
operation
Impairment of long-lived assets
 relating to the discontinued
 operation                                       -                  -                 -                 -             22,678
                                     --------------     --------------    --------------    --------------     --------------
Net cash provided by operating
 activities                                 41,656            121,355            19,870            40,804            191,281
                                     ==============     ==============    ==============    ==============     ==============

The accompanying notes are an integral part of these interim financial statements.




                                                                                                          ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
--------------------------------------------------------------------------------------------------------------------------


                                            Six months ended                    Three months ended                 Year ended
                                            ----------------                    ------------------                 ----------
                                            June 30            June 30           June 30           June 30        December 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------

Cash flows for investing
 activities
Increase in short-term
 investments, net                           (9,914)           (44,970)              552           (42,089)              (450)
Software development costs
 capitalized                                (5,864)            (6,481)           (2,866)           (3,007)           (12,935)
Investment in property, plant
 and equipment                              (3,520)            (6,182)           (1,836)           (3,121)           (11,759)
Proceeds from sale of
 property,  plant and equipment                488                380               261               226                746
Acquisition of investee
 companies                                     (90)            (1,974)              (57)             (192)            (2,584)
Long-term loans granted                          -             (3,221)                -            (1,114)            (6,227)
Proceeds from realization of
 shares at consolidated
 subsidiary and operation                        -             20,302                 -                 -             20,302
Investment in marketable
 securities                                 (6,367)                 -            (1,000)                -                  -
Purchase of technology                        (869)                 -                 -                 -                  -
Acquisition of newly
 consolidated subsidiaries
 (see Note A)                                                       -                                   -                513
Proceeds from realization of
 a subsidiary (see Note B)                   9,100                  -             9,100                 -            (10,003)
                                     --------------     --------------    --------------    --------------     --------------
Net cash (used in) provided
 by investing activities                   (17,036)           (42,146)            4,154           (49,297)           (22,397)
                                     ==============     ==============    ==============    ==============     ==============
















The accompanying notes are an integral part of the financial statements.




                                                                                                          ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
--------------------------------------------------------------------------------------------------------------------------

                                            Six months ended                    Three months ended                 Year ended
                                            ----------------                    ------------------                 ----------
                                            June 30            June 30           June 30           June 30        December 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------

Cash flows for
 financing activities
Repayment of loans from
 bank                                     (100,000)           (63,333)          (78,168)          (13,333)           (90,000)
Decrease in short-term
 credit, net                               (70,012)               (14)          (45,017)              (14)               (18)
Proceeds from share
 issuance                                      655             50,738               320               514             51,656
Share issue expenses                             -               (646)                -                 -               (646)
                                     --------------     --------------    --------------    --------------     --------------
Net cash used in financing
 activities                               (169,357)           (13,255)         (122,865)          (12,833)           (39,008)
                                     --------------     --------------    --------------    --------------     --------------
Effect of change in
 exchange rate on cash                        (484)             1,145              (388)            1,627                581
                                     --------------     --------------    --------------    --------------     --------------
Changes in cash and cash
 equivalents                              (145,221)            67,099           (99,229)          (19,699)           130,457

Cash and cash equivalents
 at beginning of period                    356,649            226,192           310,657           312,990            226,192
                                     --------------     --------------    --------------    --------------     --------------
Cash and cash equivalents
 at end of period                          211,428            293,291           211,428           293,291            356,649
                                     ==============     ==============    ==============    ==============     ==============















The accompanying notes are an integral part of these interim financial statements.



                                                                                                          ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
--------------------------------------------------------------------------------------------------------------------------

                                            Six months ended                    Three months ended                 Year ended
                                            ----------------                    ------------------                 ----------
                                            June 30            June 30           June 30           June 30        December 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------

A.       Acquisition of
         newly subsidiaries

Current assets
 (other than cash)                               -                  -                 -                 -             (1,795)
Property, plant, equipment
 and other assets, net                           -                  -                 -                 -               (171)
Goodwill                                         -                  -                 -                 -                 (3)
Investment in investee
 company                                         -                  -                 -                 -              2,482
                                     --------------     --------------    --------------    --------------     --------------
                                                 -                  -                 -                 -                513
                                     ==============     ==============    ==============    ==============     ==============


B.       Proceeds from
         realization of a subsidiary

Current assets
 (other than cash)                            (600)                 -              (600)                -              9,600
Property, plant, equipment
 and other assets, net                         843                  -               843                 -              6,742
Inventories                                  8,857                  -             8,857                 -              3,263
Investment in investee
 companies                                       -                  -                 -                 -            (29,608)
                                     --------------     --------------    --------------    --------------     --------------
                                             9,100                  -             9,100                 -            (10,003)
                                     ==============     ==============    ==============    ==============     ==============


C.       Non-cash activities

Exchange of shares in
 investee companies                              -                  -                 -               449                  -







The accompanying notes are an integral part of these interim financial statements.


                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 1 - Financial Reporting Principles and Accounting Policies

     A.   General

     The interim financial statements are prepared in a condensed format, as at June 30, 2003 and for the six and three-month period then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as at December 31, 2002 and the accompanying notes thereto.

     During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are as follows:
     Inovia Broadband Access Division and Lightscape Optical Network division (including Enavis).



Note 2 - Significant Accounting Policies

     A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.


     B.   The  interim   consolidated   financial  statements  are  prepared  in
          accordance with accounting principles for preparation of financial statements for interim periods.


     C. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. See also
          Note 8.



Note 3 - Financial Statements Denominated in U.S. Dollars

     The interim consolidated financial statements have been prepared in accordance with US GAAP on the basis of historical cost convention and denominated in U.S. dollars.

     Note 10 includes a reconciliation from U.S. GAAP, on which the financial statements of the Company are based, and Israeli GAAP, on which the financial statements of the Company major shareholders in Israel are based.


                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements



Note 4 - Shareholders' Equity

     A.   In October 1995 the Financial Accounting Standards Board (FASB) issued
          SFAS 123 "Accounting for Stock-based  Compensation"  which establishes
          financial   accounting   and  reporting   standards  for   stock-based
          compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

          As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during the reporting period to be $ ______. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.


                                                                                    Option       Expected         Risk free
                                                                                      term       volatility      interest rate
                                                                                    ------       ----------      -------------

          Period of Grant                                                             term       volatility      interest rate
          ---------------                                                           -------      ----------      -------------

          Six months ended June 30, 2003                                                 5           68.9                  1%
          Six months ended June 30, 2002                                                 5           90.0                  2%
          Three months ended June 30, 2003                                               5           68.9                  1%
          Three months ended June 30, 2002                                               5           90.0                  2%
          Year ended December 31, 2002                                                   5          105.0                1.5%


     B. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net loss and net loss per share would have been as follows:


                                                      Six months ended                  Three months ended         Year ended
                                        ------------------------------      ------------------------------    ---------------
                                            June 30            June 30           June 30           June 30        December 31
                                               2003               2002              2003              2002               2002
                                        -----------   ----------------      ------------  ----------------    ---------------

         Net loss ($ in
          thousands)
         As reported                       (42,798)           (59,536)          (34,992)           (7,466)          (155,685)
         Deduct: Total stock
          based employee
          compensation
          expenses
          determined under
          fair value based
          method for all
          awards, net of
          related tax effects              (18,436)           (32,451)              (38)          (15,221)           (59,644)
         Pro forma net loss                (61,234)           (91,987)          (35,030)          (22,687)          (215,329)

         Basic and diluted
          loss per share ($)
         As reported                         (0.40)             (0.57)            (0.32)            (0.07)             (1.48)
         Pro forma                           (0.56)             (0.89)            (0.32)            (0.21)             (2.04)


                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements

Note 5 - Liens on Assets

     The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in EcTel, Lightscape and Inovia) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company is obligated to maintain certain financial ratios, such as an equity ratio, capital to assets ratio, current ratio and a certain ratio of operating income. According to an agreement with the lending banks, the Company was to have maintained these ratios since the third quarter of 2001. Commencing from October 1, 2002, the Company is not in compliance with some of the financial ratios and, therefore, the banks have the right to demand immediate repayment of the full amount of the loans.

     In accordance with that stated above, the loans, starting from the third quarter of 2002 till the first quarter of 2003 are classified as current loans.

     During the reporting period, the Company signed a facility agreement which amended the aforementioned original loan agreement. Under the facility agreement, the Company repaid an amount of approximately $ 78 million in respect of the long-term loan and fully paid of $45 million of the short-term loan. In addition, the Company is to maintain certain financial ratios, inter alia, tangible equity to total liabilities, current ratio and, starting 2004, certain ratios of operating income. Accordingly, the loan starting from the second quarter of 2003 is classified as long-term loans.


Note 6 - Material Transactions in the Current Period

     A.   Shareholders' equity

     On February 11, 2003 the Company granted to its employees and managers 879,228 options at an exercise price of $1.75, which constitutes the market price of the share on the date the options were granted. The share options will vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters.
     Furthermore, in February the Company granted 300,000 options to a director at an exercise price of $ 2.21, which constitutes the market price of the share on the date the options were granted. Half of the options will vest immediately and the balance will vest one year after being granted.
     In March, the Company granted 30,000 options to a director at an exercise price of $ 1.99, which constitutes the market price of the share on the date the options were granted. The options will vest fully in August 2004. On April 10, 2003, the Company granted to its employees and managers 746,831 options at an exercise price of 1.78, which constitutes the market price of the share on the date the options were granted. The share options will be vested as follows: 12.5% after half a year and 6.25% during 14 consecutive quarters thereafter. In addition, the Company granted to its employees and managers 3,103,044 options at an exercise price of $0. The share option will be vested as follows: 68.75% after one year and 6.25% during five consecutive quarters thereafter.
     During the first quarter of 2003, the Company granted employees of certain segments the right to exchange their option warrants, convertible into shares in the "new companies", for others, convertible into shares of the Company as quoted on the stock exchange, with the addition of the relating conversion, on a date at least six months after conversion date ("the future date").

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements


Note 6 - Material Transactions in the Current Period (cont'd)

     B.   Sale of long-term notes

     In the reported period, the Company sold long-term notes of customers in the amount of $ 8,850 thousand to a bank.

     C.   Restructuring expenses

     As part of the Company's Board of Directors' decision to focus on its two core activities, the Company recorded $ 4.4 million in reorganization expenses associated largely with the integration of the Lightscape Optical Network division and Enavis into the Otical Networks division, mainly termination benefit.

     D.   Long-term customer debt

     During the reporting period, the Company included a provision for a doubtful debt in the amount of $6.6 million with respect to a specific long-term customer debt. The provision reflects the expected outcome of advanced discussions with the customer. These discussions include revised and extended repayment terms.

     Furthermore, an associated $ 3.4 million charge recorded in other expenses for decline in the value of the Company's investment in convertible notes of the customer's parent company.

     E.   Impairment of assets

     During the second quarter of 2003, the Company recorded $6.0 million associated with EcTel, a consolidated company, write-down of a goodwill from its Net-Eye acquisition in October 2001.

     In addition, the Company included a know-how impairment in an amount of $0.68 million related to the DCME activity.


Note 7 - Legal Proceedings

     The Company is in dispute with a subcontractor regarding certain financial terms of a supply agreement as described in Note 11H4 of the annual financial statements as at December 31, 2002. The dispute was referred to an arbitrator in April 2003 and the subcontractor submitted a claim in the amount of $25.9 million and VAT in the amount of $4.6 million.

     The Company rejected the allegations made against it and is presently in the process of preparing a defense statement and a claim against the subcontractor.

     In the opinion of Management, the arbitrator's decision will not have any material effect on the Company's financial position and\or the results of its operations.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements


Note 8 - Discontinuance of Operations and a Business Unit

     During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the Innowave segment, which specializes in development of solutions for broad and wireless access to communications networks. In April 2003, the Company signed an agreement with Alvarion and completed the sell of Innowave ECI Wireless System Ltd.

     The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI by closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share.

     During the reporting period, the Company's Board of Directors decided on a plan to dispose of a business unit by a transaction in which the Company will transfer the unit's tangible and intangible asset in consideration for 19.9% of a new entity.

     The Company signed a term sheet with several investors and believes that the definitive agreement will be signed within weeks.

     The assets and liabilities which relate to the discontinued operations are presented in separate categories in the current assets and current liabilities sections, respectively. A loss from discontinued operations is presented in the statement of income after the loss from continuing operations.

     Set forth below is detail of the assets and liabilities of the discontinued activities on June 30, 2003:


                                                                                                Six months         Year ended
                                                                                             ended June 30        December 31
                                                                                                      2003               2002
                                                                                          ----------------   ----------------
                                                                                               (Unaudited)          (Audited)
                                                                                          ----------------   ----------------
         Assets relating to discontinued operations                                       US$ in thousands   US$ in thousands
         ------------------------------------------                                       ----------------   ----------------


         Trade and other receivables                                                                  270              8,883
         Inventory                                                                                      -              8,798
         Long-term receivables                                                                          -              2,234
         Property, plant and equipment                                                                899                733
                                                                                          ----------------   ----------------
                                                                                                    1,169             20,648
                                                                                          ================   ================


                                                                                                Six months         Year ended
                                                                                             ended June 30        December 31
                                                                                                      2003               2002
                                                                                          ----------------   ----------------
                                                                                               (Unaudited)          (Audited)
                                                                                          ----------------   ----------------
         Liabilities relating to discontinued operations                                  US$ in thousands   US$ in thousands
         -----------------------------------------------                                  ----------------   ----------------


         Trade payables                                                                               120              2,699
         Other payables                                                                               410              9,449

                                                                                                      530             12,148


                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements


Note 8 - Discontinuance of Operations and a Business Unit (cont'd)


         Set forth below are the results of operations of the discontinued segment
         -------------------------------------------------------------------------
                                            Six months ended                    Three months ended                 Year ended
                                      --------------------------------     -------------------------------     --------------
                                                 June 30                             June 30                      December 31
                                      --------------------------------     -------------------------------     --------------
                                               2003               2002              2003              2002               2002
                                      -------------      -------------     -------------     -------------      --------------
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)        (Unaudited)
                                      -------------      -------------     -------------     -------------      --------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      --------------


         Segment revenues                    3,441             33,470                 -            14,187             46,653
         Segment operating
          expenses                          (7,382)           (51,103)           (1,269)          (16,010)           (90,601)
         Cumulative effect
          of an accounting
          change, net                            -            (36,646)                -                 -            (36,646)
                                      -------------      -------------     -------------     -------------      --------------
                                            (3,941)           (54,279)           (1,269)           (1,823)           (80,594)
                                      =============      =============     =============     =============      ==============


Note 9 - Segment Reports

     1.   Segment activities disclosure:

     Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L).

     2.   Operational segment disclosure:

     The following financial information is the information that management uses for analyzing the business results. The figures are presented as a consolidated basis and reflect its presentation to the management.


                                                                 Six months ended June 30, 2003
                                    -----------------------------------------------------------------------------------------
                                         Lightscape             Inovia             EcTel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                    ---------------     --------------    --------------    --------------     --------------

         Revenues                           82,051             95,383            25,304            17,545            220,283
                                     ==============     ==============    ==============    ==============     ==============
         Operating profit
          (loss)                           (21,723)             9,764           (17,674)           (9,101)           (38,734)
                                     ==============     ==============    ==============    ==============     ==============

                                                                Six months ended June 30, 2002 *
                                     ----------------------------------------------------------------------------------------
                                         Lightscape             Inovia             EcTel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------

         Revenues                          124,108            140,142            47,324            37,974            349,548
                                     ==============     ==============    ==============    ==============     ==============
         Operating profit
          (loss)                            (7,719)             2,173             8,306            (8,846)            (6,086)
                                     ==============     ==============    ==============    ==============     ==============


                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements


Note 9 - Segment Reports (cont'd)


     2.   Operational segment disclosure: (cont'd)

                                                                Three months ended June 30, 2003
                                     ----------------------------------------------------------------------------------------
                                         Lightscape             Inovia             EcTel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------     -------------     --------------


         Revenues                           39,614             44,553            10,097             7,348            101,612
                                     ==============     ==============    ==============    ==============     ==============
         Operating profit
          (loss)                           (15,473)             4,209           (13,745)           (8,695)           (33,704)
                                     ==============     ==============    ==============    ==============     ==============




                                                               Three months ended June 30, 2002*
                                     ----------------------------------------------------------------------------------------
                                         Lightscape             Inovia             EcTel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------

         Revenues                           60,140             72,596            24,228            17,175            174,139
                                     ==============     ==============    ==============    ==============     ==============
         Operating profit
          (loss)                            (5,501)             1,881             4,331            (3,184)            (2,473)
                                     ==============     ==============    ==============    ==============     ==============



                                                                 Year ended December 31, 2002*
                                     ----------------------------------------------------------------------------------------
                                         Lightscape             Inovia             EcTel             Other       Consolidated
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------

         Revenues                          233,218            241,807            95,777            75,393            646,195
                                     ==============     ==============    ==============    ==============     ==============
         Operating profit
          (loss)                           (29,536)             4,653            17,208           (41,846)           (49,521)
                                     ==============     ==============    ==============    ==============     ==============

         (*)      Reclassified.

     The segment information for earlier periods, including interim periods, is restated to reflect the change in the structure of the Company's internal organization.


Note 10 - Material Differences Between U.S. and Israeli GAAP

     The material differences between measurements according to U.S. and Israeli GAAP, applicable to these financial statements, are as follows:

     A. According to U.S. GAAP, marketable securities defined as available-for-sale securities are stated at market value. Any changes in their value is shown separately in shareholders' equity except in cases were there is a decrease in the value thereof, which is not of a temporary nature. According to Israeli GAAP, quoted securities which meet the definition of 'current investments' are stated at market value and any changes in their value are shown in the income statement. Quoted securities which do not meet the definition, are shown at cost unless there is a decrease in the value thereof, which is not of a temporary nature.


     B. According to U.S. GAAP, no deferred taxes are recorded on adjustments arising from the difference between the rate of change of the C.P.I. (the base on which income taxes are calculated) and the rate of change in the dollar - shekel exchange rate. According to Israeli GAAP, deferred taxes are recorded on such adjustments.


     C. Commencing January 1, 2001, the Company has adopted Standard No. 133 - "Accounting for derivative Instruments and Hedging Activities".

          The Standard requires calculation and classification of all derivative financial instruments in the balance sheet as assets or liabilities and measurement thereof based on fair value. Changes in the fair value of derivative financial instruments are recorded in the statement of operations or the comprehensive income statement in accordance with the designation of the use of the instrument. Pursuant to the accounting principles in Israel, the results of derivative financial instruments, which are defined as "hedging" items, are recorded in correspondence with the recording of the hedged item in the financial statements based on the change in the currency rates of exchange during the reported period.


     D. In July 2001, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". FAS No. 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill.

          Standard No. 142 cancels the periodic amortization of goodwill and provides that the value of goodwill should be examined at least once a year or when circumstances indicate that there has been a decline in its value. When the circumstances require the recording of a provision for the decline in value of the goodwill, the loss will be presented as a separate item in the statement of operations in the framework of operating earnings but upon the initial implementation of the standard the decline in the value of the goodwill will be presented as a change in accounting policy. Standard No. 141 was applied in the third quarter of 2001 and the Company applied Standard No. 142 in the first quarter of 2002.

     E. In the fourth quarter of 2000, Staff Accounting Bulletin SAB No. 101, "Revenue Recognition in Financial Statements" (hereinafter - "SAB 101"), came into effect, which deals with revenue recognition policies in financial statements. The changes resulting from SAB 101 primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. Since SAB 101 only took effect in the fourth quarter of 2000, after the publication of the interim financial statements of the first three quarters, its instructions should be applied retroactively as from the beginning of 2000 and the results for the first three quarters should be restated.

          According to Israeli GAAP, the new guidelines may only be adopted from the beginning of the first period for which financial statements have not yet been drawn up and published - i.e. the fourth quarter of 2000, without amending or restating data previously published and if, in the opinion of management, the revenue recognition policies determined in SAB 101 are appropriate to the economic and business environment in which the Company operates.


                                                                ECI Telecom Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------------


Note 10 - Material Differences Between U.S. and Israeli GAAP (cont'd)

     The effects on the financial statements are as follows:

     A.   Consolidated Statements of Income


                                             Six months ended June 30, 2003                                         (*) Six
                                ----------------------------------------------                   months ended June 30, 2002
                                                                                -------------------------------------------

                                                               According to                                    According to
                                 As reported     Adjustments   Israeli GAAP     As reported     Adjustments    Israeli GAAP
                                 -----------     -----------   ------------     -----------     -----------    ------------
                                 $ thousands     $ thousands    $ thousands     $ thousands     $ thousands     $ thousands
                                 -----------     -----------   ------------     -----------     -----------    ------------
                                 (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)
                                 -----------     -----------   ------------     -----------     -----------    ------------

         Revenues
         Cost of revenue
          (including
          inventory
          write-off)
         Selling and
          marketing
          expenses
         Amortization of
          acquisition
          valued intangible
          assets
         Impairment of
          assets
         Financial expenses
         Financial income
         Taxes on income
         Cumulative
          effect of an
          accounting
          change, net
         Discontinuing
          operation

         Net loss

         (*)      Reclassified as a result of discontinued operation - see Note 8.




                                                                ECI Telecom Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------------


Note 10 - Material Differences Between U.S. and Israeli GAAP (cont'd)

     The effects on the financial statements are as follows:

     A.   Consolidated Statements of Income


                                                                             (*) Year ended December 31, 2002
                                                     --------------------------------------------------------
                                                                                                 According to
                                                         As reported         Adjustments         Israeli GAAP
                                                     ---------------         -----------         ------------
                                                         $ thousands         $ thousands          $ thousands
                                                     ---------------         -----------         ------------
                                                           (Audited)           (Audited)            (Audited)
                                                     ---------------         -----------         ------------


         Revenues
         Cost of revenue
          (including
          inventory
          write-off)
         Selling and
          marketing
          expenses
         Amortization of
          acquisition
          valued intangible
          assets
         Impairment of
          assets
         Financial expenses
         Financial income
         Taxes on income
         Cumulative
          effect of an
          accounting
          change, net
         Discontinuing
          operation

         Net loss

         (*)      Reclassified as a result of discontinued operation - see Note 8.




                                                                ECI Telecom Ltd.

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------------


Note 10 - Material Differences Between U.S. and Israeli GAAP (cont'd)

     The effects on the financial statements are as follows: (cont'd)

     B.   Consolidated Balance Sheets

                                                              June 30, 2003                               (*) June 30, 2002
                                 ------------------------------------------     -------------------------------------------
                                                               According to                                     According to
                                 As reported     Adjustments   Israeli GAAP     As reported     Adjustments(*)  Israeli GAAP
                                 -----------     -----------   ------------     -----------     -----------     ------------
                                 $ thousands     $ thousands    $ thousands     $ thousands     $ thousands     $ thousands
                                 -----------     -----------   ------------     -----------     -----------     ------------
                                 (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)
                                 -----------     -----------   ------------     -----------     -----------     ------------

         Trade
         receivables
         Inventories
         Other assets
         Other payables
         and accrued
         liabilities
         Accumulated
         other
         comprehensive
         income (loss)
         Shareholders'
         equity



     (*) Including adjustments required from reclassification of assets and liabilities of discontinued operation as required by the Israeli GAAP.




                                                                ECI Telecom Ltd.

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------------


Note 10 - Material Differences Between U.S. and Israeli GAAP (cont'd)

     The effects on the financial statements are as follows: (cont'd)

     B.   Consolidated Balance Sheets

                                                                                  (*) December 31, 2002
                                            -----------------------------------------------------------
                                                                                           According to
                                               As reported      Adjustments(*)             Israeli GAAP
                                            --------------    ----------------          ---------------
                                               $ thousands         $ thousands              $ thousands
                                            --------------    ----------------          ---------------
                                                 (Audited)           (Audited)                (Audited)
                                            --------------    ----------------          ---------------


         Trade
         receivables
         Inventories
         Other assets
         Other payables
         and accrued
         liabilities
         Accumulated
         other
         comprehensive
         income (loss)
         Shareholders'
         equity



     (*) Including adjustments required from reclassification of assets and liabilities of discontinued operation as required by the Israeli GAAP.



                                ECI Telecom Ltd.

                              Interim Consolidated
                              Financial Statements
                                   (Unaudited)

                               As at June 30, 2003